

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 27, 2010

<u>Via Mail and Facsimile (44 1224 780 444)</u>

Daniel W. Rabun
Chairman, President and Chief Executive Officer
Ensco International plc
6 Chesterfield Gardens
London, England
W1J5BQ

> **Re:** **Ensco International plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 1-8097**
> **Response Letter Filed September 14, 2010**

Dear Mr. Rabun:

We refer you to our comment letter dated September 8, 2010 regarding potential business contacts with Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Roger Schwall
Assistant Director
Division of Corporation Finance